EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended September 30,
	2008	2007

Basic Earnings Per Share

Net earnings	$218,000	$463,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,643,000	8,151,000

Basic Earnings Per Share	$0.03	$0.06

Diluted Earnings Per Share

Net earnings	$218,000	$463,000

Weighted-average Common Shares:

Outstanding	7,643,000	8,151,000

Stock Options	56,000	72,000

Restricted Stock	301,000	235,000

Diluted Shares Outstanding	8,000,000	8,458,000

Diluted Earnings Per Share	$0.03	$0.05